Exhibit 99.1

November 30, 2023

TELUS secures critically important 3800 MHz spectrum licences, unleashing the full potential of 5G

TELUS now has the largest contiguous 5G channels nationwide with purchase of 72 MHz of premium-band spectrum for $620 million

Vancouver, B.C. – TELUS Corporation (TELUS) today announced the acquisition of new 3800 MHz spectrum licences nationwide at a cost of $620 million during the recent ISED 3800 MHz auction. TELUS will now hold licences to an average of 72 MHz of 3800 MHz spectrum nationally, acquired at an average price of $0.24 per MHz-pop. Combined with the 3500 MHz spectrum obtained in 2021, TELUS has secured approximately 100 MHz of prime 5G mid-band spectrum nationally, with contiguity in 96% of the country including all major markets, at an average price of $0.82 per MHz-pop. TELUS is well positioned to fully maximise the efficient use of 5G and the effective development and deployment of 5G products and services conceived of since the launch of this wireless technology. With mid-band spectrum becoming the critical global band for 5G innovation due to the ideal combination of speed, capacity, low latency, and coverage, this contiguous spectrum provides wider channels and enables a superior network experience for customers.

“The vital, contiguous spectrum that TELUS secured will enable us to bring transformational, next-generation, 5G services to even more Canadians, providing the globally leading network speed, coverage and reliability that our fellow citizens need to thrive in our digital world,” said Darren Entwistle, TELUS President and CEO. “Critically, this spectrum will ensure Canadians continue to benefit from the best network experience in the world, which is facilitating critical, generational change in respect of health, education, teleworking, the environment and the economy. Perhaps most importantly, this spectrum will also help us to bridge digital divides so that every member of our society has the opportunity to realise their full potential. The results of the 3800 MHz auction represent a positive outcome for Canadians and, going forward, we encourage the government to continue this balanced approach to spectrum auctions to ensure affordable, fair and expeditious access to this valuable national asset.”

Innovation, Science and Economic Development Canada (ISED) shifted from the previous auction framework utilising set-aside spectrum in favour of a spectrum cap. Spectrum caps are the auction mechanism used almost exclusively by the rest of the world. This shift in the framework now more closely aligns spectrum costs with the competitive prices in the market. Declining spectrum prices are essential in supporting the 18.6% year over year decline in wireless prices, significant during this heightened inflationary period. In addition, this auction design enabled the provision of enough spectrum to the four national operators at a cost comparable to other jurisdictions. Canada’s average price per MHz-pop was in line with the average rate paid in Australia, of $0.26 per MHz-pop (CAD equivalent).

Forward-Looking Statements

This media release contains statements about future events, including with respect to spectrum deployment and network build-out plans. By their nature, forward-looking statements require the company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors (such as regulatory and government decisions, the competitive environment, our earnings and free cash flow, and capital expenditures and spectrum licence purchases) could cause actual future performance and events to differ materially from that expressed in the forward looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors as set out in our 2022 annual management’s discussion and analysis (MD&A) and our Q3 2023 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $18 billion in annual revenue and over 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 32 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, health care, and others.

TELUS Health is a global health care leader, which provides employee and family primary and preventive health care and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering 69 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.6 billion, including 2.2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on X and @Darren_Entwistle on Instagram.

For more information, please contact:

Kalene DeBaeremaeker

TELUS Public Relations

613-857-1758

Kalene.DeBaeremaeker@telus.com